Exhibit 99.1

GreenPower Announces Results of Annual General and Special Meeting

VANCOUVER, BC, May 18, 2021 /PRNewswire/ -- GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("Company"), announces the results of the Annual General and Special Meeting that was held today.

The shareholders elected all of management's director nominees being Mark Achtemichuk, Fraser Atkinson, Malcolm Clay, Cathy McLay, David Richardson and Brendan Riley.

The shareholders also approved the stock option plan and appointed Crowe MacKay LLP as the Company's auditors for the ensuing fiscal year.

Subsequent to the meeting, the Company granted an aggregate of 173,650 incentive stock options to employees of the Company, subject to the approval of the TSX Venture Exchange. These stock options are exercisable for a period of five years at a price of CDN $19.62 per share, vest as to 25% four months after the grant date, 25% one year after the grant date, 25% two years after the grant date and 25% three years after the grant date.

About GreenPower Motor Company Inc.
GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California. Listed on the Toronto exchange since November 2015, GreenPower completed its U.S. IPO and NASDAQ listing in August 2020. For further information go to www.greenpowermotor.com

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. © 2021 GreenPower Motor Company Inc. All rights reserved.

CONTACT: Fraser Atkinson, CEO & Chairman, (604) 220-8048, Megan Kathman, Skyya PR for GreenPower, (651) 785-3212